

03025161

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C. 155 SECTION

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105



PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

REQUIRED INFORMATION

Aquila, Inc. Retirement Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2002 and 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of Aquila, Inc. Retirement Investment Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By 

Randal P. Miller
Vice President Finance
and Treasurer

Date: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Document Description	Sequentially Numbered Page Upon Which Exhibit Appears
23.1	Consent of KPMG	4
99.1	Certification of Director, HR Benefits & People Center (Chief Executive Officer)	5
99.2	Certification of Vice President, Finance and Treasurer (Chief Financial Officer)	5



1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Consent

The Board of Directors
Aquila, Inc.:

We consent to the use of our report dated June 25, 2003, incorporated by reference in the Registration Statements (Nos. 333-29819 and 333-68042) on Form S-8 of Aquila, Inc., relating to the statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.

KPMG LLP

Kansas City, Missouri
June 27, 2003



Exhibit 99.1

Aquila, Inc. Retirement Investment Plan
Director, HR Benefits & People Center (Chief Executive Officer)
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Phil Beyer, certify that, to my knowledge:

1. Aquila, Inc. Retirement Investment Plan's Annual Report on Form 11-K for the year ended December 31, 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Aquila, Inc. Retirement Investment Plan.

Dated: June 27, 2003



Phil Beyer
Director, HR Benefits & People Center.
Aquila, Inc.

Exhibit 99.2

Aquila, Inc. Retirement Investment Plan
Vice President, Finance and Treasurer (Chief Financial Officer)
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Randal P. Miller, certify that, to my knowledge:

1. Aquila, Inc. Retirement Investment Plan's Annual Report on Form 11-K for the year ended December 31, 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of Aquila, Inc. Retirement Investment Plan.

Dated: June 27, 2003



Randal P. Miller
Vice President, Finance and Treasurer
Aquila, Inc.

APPENDIX 1

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2002 and 2001.
Supplemental schedules as of and for the year ended December 31, 2002 and Independent Auditors Report.



AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Pension Committee and Participants
The Aquila, Inc. Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002, and the schedule of reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 25, 2003



1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments:		
Participant directed	$ 132,453,872	$ 141,394,149
Nonparticipant directed	17,416,805	200,234,544
Participant loans	5,649,974	7,791,805
Total investments	155,520,651	349,420,498
Receivables:		
Employee contributions	558,362	878,750
Employer contributions	5,069,925	6,838,361
Net assets available for benefits	$ 161,148,938	$ 357,137,609

See accompanying notes to financial statements.



AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Interest and dividends	$ 10,311,398	$ 12,575,491
Transfers into the plan	22,699,444	—
Contributions:		
Employer	16,031,194	17,693,290
Participant	18,237,693	17,811,140
Employee rollover	586,164	1,700,042
Total additions	67,865,893	49,779,963
Deductions:		
Net depreciation in fair value of investments	225,443,043	73,457,999
Benefit payments	36,819,698	24,321,011
Transfers out of the plan	1,466,867	—
Management fees	124,956	58,636
Total deductions	263,854,564	97,837,646
Net decrease	(195,988,671)	(48,057,683)
Net assets available for benefits:		
Beginning of year	357,137,609	405,195,292
End of year	$ 161,148,938	$ 357,137,609

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Aquila, Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. On June 28, 2002, an amendment to the Plan was adopted, changing the Plan name from the Utilicorp United Inc. Retirement Investment Plan to the Aquila, Inc. Retirement Investment Plan. Participants should refer to their Plan Agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. and subsidiaries (formerly UtiliCorp United Inc.; collectively, the Company). At December 31, 2001, there were two classes of the Company's public common stock that consisted of Aquila, Inc. common shares and its subsidiary, Aquila Merchant Services, Inc. common shares. In January 2002, an exchange offer and merger resulted in the issuance of shares of Aquila, Inc. common stock for all publicly held shares of Aquila Merchant Services, Inc.

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions; (b) providing employer contributions regardless of whether employees make contributions on their own; and (c) affording employees an opportunity to increase their proprietary interest in the Company through ownership of its common stock. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may generally elect to defer up to 50% of their annual compensation on a pre-tax basis subject to certain Internal Revenue Code limitations. The Company matches contributions generally in the amount of 100% of the first 6% of employee compensation that is deferred. Compensation deferred in excess of 6% will not be matched by the Company. Participants do not pay Federal income taxes on their deferrals, employer-matching contributions, or investment earnings until such time as distributions from the Plan are received.

Participants may elect to defer up to 100% of their compensation each pay period on an after-tax basis, subject to certain Internal Revenue Code limitations; provided, however, in no event will the sum of the participant's year-to-date pre-tax and after-tax deferrals exceed 50% of their annual compensation. Such after-tax deferrals will be matched by the Company generally in the amount of 100% of the first 6% of deferred participant compensation; provided, however, in no event will the sum of the pre-tax and after-tax employer-matching contributions exceed 6% of the participant's total deferred compensation under the Plan.

In addition to employer-matching contributions, the Company has the discretion to make a contribution to the Employee Stock Contribution Plan Fund in amounts determined by the Company.

(Continued)

Eligible active participants at year-end with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year, share the contribution. In 2002 and 2001, Company discretionary contributions were approximately 3% of eligible compensation. The discretionary contribution to the Employee Stock Contribution Plan Fund was $4,727,632 and $6,328,660, in 2002 and 2001, respectively. The 2002 contribution was issued in the form of cash, while the 2001 contribution was in the form of newly issued stock. These transactions, which did not occur until the subsequent plan year, are shown as a receivable as of December 31, 2002 and 2001.

(c) ***Participant Accounts***

The accounts of each eligible participant are adjusted by any employee pre-tax contributions, employee after-tax contributions, employer-matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and Company discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants on a pro rata basis based on each participant's account as a percentage of the total value of all participant accounts on a daily basis.

Company discretionary contributions are allocated to eligible participants on a pro rata basis based on each participant's eligible compensation as a percentage of total eligible participant compensation.

(d) ***Vesting***

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Participants vest 20% after each year of credited service in the employer-matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited and reduces future Company contributions. During 2002 and 2001, forfeitures were $202,941 and $410,401, respectively. The 2001 forfeitures were used to reduce 2001 Company contributions, while the 2002 forfeitures will be used to reduce 2003 Company contributions.

(e) ***Payment of Benefits***

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship must be approved by the Plan committee. If a distribution is made for financial hardship or certain other in-service withdrawals, employer-matching contributions will be suspended for six months. Distributions may be made in cash or stock as elected by the participant.

(f) ***Investment Programs***

During 2002, J.P. Morgan/American Century Retirement Plan Services was the record keeper of the Plan. Participants may direct investment of their contributions among the following options: the

Aquila, Inc. Common Stock Fund, mutual funds that give the employee the option to invest in large, mid, and small company stocks (size based on market capitalization), international company stocks, and fixed income funds. The Plan offers lifestyle funds categorized as aggressive, moderate, and conservative, which consist of a portfolio of mutual funds with a risk factor consistent with the name of the lifestyle category. The Plan also offers a brokerage account that allows the participant to invest in individual securities. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

Through 2002, Company-matching contributions are invested in the Aquila, Inc. Common Stock Fund. In 2003, Company-matching contributions will be in the form of cash and invested at the direction of the participant.

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, J.P. Morgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

(g) *Other Programs*

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their Employee Stock Contribution Plan Fund account, or $50,000 less their highest outstanding loan balance for the 12 previous months. Loans for the acquisition of the participant's primary residence must be repaid within 10 years. All other loans must be repaid within five years. Interest is charged at prevailing market rates at the time the loan is borrowed and is fixed over the life of the loan.

(h) *Management Fees*

The expenses incurred to operate the Plan, such as investment transaction fees, administrator fees, and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) *Investment Valuation*

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

(d) ***Reclassifications***

Certain prior year amounts in the financial statements have been reclassified where necessary to conform to the 2002 presentation.

(3) Investments

The following are investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001, respectively:

	2002	2001
Aquila, Inc. Common Stock Fund, 9,840,003 and 7,953,742 shares, respectively	$ 17,416,805	$ 200,234,544
SEI Stable Asset Fund, 36,500,163 and 27,972,651 shares, respectively	36,500,163	27,972,651
American Century Income & Growth Fund, 624,824 shares in 2002	13,578,273	—
American Century International Growth Fund, 1,549,027 shares in 2002	9,877,119	—
American Century Ultra Fund, 499,868 shares in 2002	10,579,993	—
American Century Equity Index Fund, 3,412,577 shares in 2002	11,993,452	—
Artisan Mid Cap Fund, 571,924 shares in 2002	11,180,806	—

During 2002 and 2001 the Plan's investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) depreciated in value by $225,443,043 and $73,457,999, respectively, as follows:

	2002	2001
Common stock	$ 200,674,565	$ 53,422,257
Mutual funds	24,768,478	20,035,742
Total net depreciation	$ 225,443,043	$ 73,457,999

(4) Nonparticipant Directed Investments

The only nonparticipant directed investment is Aquila, Inc. common shares. In 2002 and prior years, the Company-matching contribution was awarded and invested in Aquila, Inc. common stock. In 2001 and prior years, the discretionary stock contribution was awarded and invested in Aquila, Inc. common stock. On January 24, 2003, the Plan was amended and restated providing that all future Company-matching and discretionary contributions will be in the form of cash to be invested as directed by the participant.

Participants have the option to diversify up to 25% of the balance of their Company-directed Aquila, Inc. common stock upon reaching the age of 50. Upon reaching the age of 60, employees will be allowed to diversify 50% of the Company-directed Aquila, Inc. common stock. On September 26, 2002, an amendment to the Plan was adopted providing participants the option to diversify up to 25% of the balance of their Company-directed Aquila, Inc. common stock upon completion of 5 years of service. Participants may also elect to invest their contributions in Aquila, Inc. common shares with the option later to redirect those contributions. In January 2003, an amendment to the Plan was adopted providing participants the option to diversify 100% of the balance of their Company-directed Aquila, Inc. common stock regardless of age or years of service. The following is a rollforward of the nonparticipant-directed Aquila, Inc. common shares account, including pending contributions:

	December 31,	
	2002	2001
Net assets:		
Aquila, Inc. common shares	$ 17,416,805	$ 200,234,544

	Year ended December 31,	
	2002	2001
Changes in net assets:		
Net depreciation	$ (200,084,698)	$ (45,386,895)
Dividends	6,539,415	9,317,672
Contributions	18,968,332	18,188,950
Disbursements and transfers	(8,239,546)	(19,600,885)
Management fees	(1,242)	(1,378)
	$ (182,817,739)	$ (37,482,536)

(5) Related Party Transactions

Certain Plan investments are in shares of mutual funds and money market funds managed by affiliates of J.P. Morgan/American Century Retirement Plan Services and UMB Bank, n.a. During 2002, J.P. Morgan/American Century Retirement Plan Services was the record keeper and UMB Bank, n.a. was the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are commission-based determined as a percentage of total volume per transaction. On January 24, 2003, Union Bank of California, n.a. was appointed successor trustee to the Plan replacing UMB Bank, n.a.

(Continued)

(6) Restructuring of Plan Sponsor

Throughout 2002, the Company terminated over 1,800 employees. This represented over 25% of employees eligible to participate in the Plan. As a result of these terminations, a partial plan termination occurred in 2002. On June 28, 2002, an amendment to the Plan was adopted providing that each employee who is involuntarily terminated in connection with an announced group layoff during 2002 will become 100% vested in all accounts, irrespective of actual years of service.

(7) Plan Mergers

In December 2000, the Company acquired St. Joseph Light & Power Company (St. Joseph). In February 2002, the plan assets of St. Joseph of $20,420,431 were merged into the Plan. The provisions of the St. Joseph plan were substantially similar to those of the Plan.

In February 2002, the plan assets of the Everest Connections (Everest) 401(k) Plan of $2,279,013 were merged into the Plan. The provisions of the Everest plan were substantially similar to those of the Plan. However, the participants of the Everest plan received, and will continue to receive, 50% matching on the first 6% of employee compensation with no discretionary contribution.

In March 2003, the plan assets of the ECP Retirement (ECP) Plan of $1,584,505 were merged into the Plan. The provisions of the ECP plan were substantially similar to those of the Plan. However, the participants of the ECP plan received 100% matching on the first 4% of employee compensation with no discretionary contribution.

(8) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, by action of the board of directors or the pension committee, to terminate the Plan at any time. In the event of such termination, participants' accounts become fully vested and nonforfeitable.

(9) Income Tax Status

The Plan obtained its latest determination letter, dated April 28, 2003, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been restated and amended since receiving that determination letter. The plan administrator believes the Plan is in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in these financial statements.

Schedule 1

AQUILA INC. RETIREMENT INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Shares or face value	Description		Fair market value
52,836	UMB Money Market Fund *	$	52,836
36,500,163	SEI Stable Asset Fund		36,500,163
16,918	America Fund Growth Fund of America		312,472
27,635	American Balanced Fund		398,493
3,412,577	American Century Equity Index Fund *		11,993,452
624,824	American Century Income & Growth Fund *		13,578,273
1,549,027	American Century International Growth Fund *		9,877,119
1,071,370	American Century Small Cap Value Fund *		7,271,597
499,868	American Century Ultra Fund *		10,579,993
571,924	Artisan Mid Cap Fund		11,180,806
182,452	Fidelity Equity Income Fund		7,234,235
649,771	J.P. Morgan Bond Fund *		6,601,554
76,577	Managers Special Equity Fund		4,214,857
192,854	Vanguard Extended Market Fund		3,614,104
726,974	Vanguard Intermediate Term Bond Fund		7,808,364
—	American Century Brokerage Fund (a) *		1,230,423
81,445	Enron Corporation Common Stock Fund (b)		5,131
9,840,003	Aquila, Inc. Common Stock Fund (c)*		17,416,805
5,649,974	Aquila, Inc. participant loans (d) *		5,649,974
	Total investments	$	155,520,651

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant

(b) Historical cost of $403,888

(c) Historical cost of $161,341,395

(d) Interest rates on participant loans are fixed and equal to the prime rate plus 2% ranging from 5.75% to 11.5%

See accompanying independent auditor's report.

Schedule 2

AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

	Purchases	Sales		
Description	**Cost**	**Cost**	**Proceeds**	**Loss**
Aquila common shares (a) *	$ 35,284,049	$ 26,522,602	$ 54,349	$ 26,468,253

* Party-in-interest to the Plan.

(a) All purchases and sales were open market transactions with various parties with prices ranging from $1.56 to $26.95.

See accompanying independent auditor's report.